FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82—            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number Description of Exhibit

1.	Press release dated May 19, 2010, captioned “Notice of Board Meeting for considering Annual Accounts (Indian GAAP)—Recommendation of Dividend”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
May 19, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14014

19 May 2010

Sir,

Sub:	Notice of Board Meeting for considering Annual Accounts—Recommendation of Dividend.

Please refer to our earlier letter HQ/CS/CL.24B/13948b dated 28 April 2010 wherein we had intimated that in respect of results for the last quarter of the financial year 2009-10, Tata Communications Ltd. will publish annual audited results for the financial year.

2. Now, pursuant to clause 19 & 41 of listing agreement with Indian Stock Exchanges, please be informed that the next and 195th meeting of the Board of Directors of Tata Communications Limited will be held on 31 May 2010 at Mumbai to consider financial results for the for the year ended on 31 March 2010 and to consider recommending dividend for the year 2009-10, if any.

Thanking you,
Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com